Exhibit 99.1

Spark Networks SE Reports First Half 2019 Results

BERLIN, Aug. 29, 2019 /PRNewswire/ -- Spark Networks SE (NYSE American: LOV), one of the world's leading online dating platforms, leveraging premium, complementary brands including EliteSingles, eDarling, Jdate, Christian Mingle, JSwipe, SilverSingles, Attractive World, and Zoosk reported its first half 2019 financial results today.

"With the completion of the Zoosk acquisition, 2019 is already the most transformational year in Spark's history," said Jeronimo Folgueira, CEO of Spark Networks. "The Zoosk brand is a great complement to our existing portfolio and we are working hard to execute against our integration plans to achieve our $15 million cost saving target. Beyond Zoosk, we remain focused on the North American market and on driving annual growth in Adjusted EBITDA. While International Revenue performed below our expectations due to temporary issues with a few marketing partners, I am pleased with our first half 2019 results in North America where we drove annual growth across every key performance indicator – registrations, paying subscribers, Monthly Average Revenue Per User, Revenue and Contribution."

"I am very excited by what the future holds for Spark. We operate in a highly attractive industry and have built a large and cash generating business upon a foundation of strong brands. We now have both a leadership position in the North American market and a clear roadmap in place to capitalize on the assets we own. In the near-term, our roadmap is centered on continuing to right-size the business to secure our profitability goal of delivering over $50 million of Adjusted EBITDA in 2020," Jeronimo concluded.

Financial Results

  Revenue for the first half of 2019 was €49.2 million, a decrease of 7.1% from €53.0 million in the first half of 2018, and a decrease of 4.5% from €51.5 million in the second half of 2018. The year over year decrease was attributable to the 9.0% decrease in the number of Average Paying Subscribers offset by the 2.0% increase in Monthly Average Revenue Per User, or Monthly ARPU.
  Net Loss was €4.9 million in the first half of 2019, an increase of €3.8 million compared to €1.1 million in the first half of 2018, and an increase of €2.9 million compared to €2.0 million in the second half of 2018. The year over year increase in Net Loss was primarily attributable to higher professional fees related to the merger with Zoosk, Inc. that closed in the second half of 2019, and an increase in income tax expense in the first half of 2019, compared to an income tax benefit recognized in the same period of 2018.
  Adjusted EBITDA was €3.8 million in the first half of 2019, an increase of €1.4 million compared to €2.4 million in the first half of 2018, and a reduction of €4.7 million compared to €8.5 million in the second half of 2018.
  The Company ended the first half of 2019 with €12.5 million in cash and €11.3 million in debt.

Key Performance Indicators

  Average Paying Subscribers decreased 9.0% to 444.9 thousand in the first half of 2019, compared to 489.0 thousand in the same period of 2018.
  Monthly ARPU increased 2.0% to €18.44 in the first half of 2019, compared to €18.07 in the same period of 2018.

Financial Outlook

  Spark is focused on completing the post-close merger integration of the Zoosk Acquisition as efficiently as possible, and we believe our efforts will result in at least $50 million of Adjusted EBITDA in 2020.
  Spark's 2020 Adjusted EBITDA assumes $15 million of realized cost synergies in 2020, which the Company is on-pace to achieve.

Key Metrics - Half Year

	Six months ended			Growth Rates %
	6/30/2019	12/31/2018	6/30/2018	1st Half 2019 vs.
	1st Half 2019	2nd Half 2018	1st Half 2018	2nd Half 2018	1st Half 2018
Revenue	€49.2 Million	€51.5 Million	€53.0 Million	(4.5)%	(7.1)%
Contribution[1]	€20.4 Million	€24.2 Million	€20.4 Million	(16.0)%	(0.3)%
Net loss	€(4.9) Million	€(2.0) Million	€(1.1) Million	149.2%	324.9%
Adjusted EBITDA[2]	€3.8 Million	€8.5 Million	€2.4 Million	(55.0)%	57.6%
Cash Balance	€12.5 Million	€11.1 Million	€8.1 Million	12.4%	54.9%
Total Registrations[3]	4,488,104	4,791,652	5,352,521	(6.3)%	(16.1)%
Avg. Paying Subs[4]	444,857	477,817	489,024	(6.9)%	(9.0)%
Monthly ARPU[5]	€18.44	€17.98	€18.07	2.6%	2.0%

SPARK NETWORKS SE
SEGMENT[6] RESULTS FROM OPERATIONS
(Revenue, Direct Marketing and Contribution figures in € thousands)

	Six Months Ended			Growth Rates %
	6/30/2019	12/31/2018	6/30/2018	1st Half 2019 vs.
	1st Half 2019	2nd Half 2018	1st Half 2018	2nd Half 2018	1st Half 2018
# of Registrations
North America	2,224,249	2,243,178	2,133,705	(0.8)%	4.2%
International	2,263,855	2,548,474	3,218,816	(11.2)%	(29.7)%
Total # of Registrations	4,488,104	4,791,652	5,352,521	(6.3)%	(16.1)%

Average Paying Subscribers
North America	185,364	189,533	178,101	(2.2)%	4.1%
International	259,493	288,284	310,923	(10.0)%	(16.5)%
Total Average Paying Subscribers	444,857	477,817	489,024	(6.9)%	(9.0)%

Monthly ARPU
North America	€23.88	€22.45	€21.47	6.4%	11.2%
International	€14.56	€15.03	€16.12	(3.1)%	(9.7)%
Total Monthly ARPU	€18.44	€17.98	€18.07	2.6%	2.0%

Total Net Revenue
North America	€26,561	€25,531	€22,939	4.0%	15.8%
International	€22,663	€26,006	€30,075	(12.9)%	(24.6)%
Total Net Revenue	€49,224	€51,537	€53,014	(4.5)%	(7.1)%

Direct Marketing
North America	€16,160	€13,277	€14,585	21.7%	10.8%
International	€12,706	€14,026	€18,000	(9.4)%	(29.4)%
Total Direct Marketing	€28,866	€27,303	€32,585	5.7%	(11.4)%

Contribution
North America	€10,401	€12,254	€8,354	(15.1)%	24.5%
International	€9,957	€11,980	€12,075	(16.9)%	(17.5)%
Total Contribution	€20,358	€24,234	€20,429	(16.0)%	(0.3)%

Investor Conference Call

The Group will discuss its financial results during a live teleconference today at 4:30 p.m. Eastern time.

Toll-Free (United States):	1-877-705-6003
Toll-Free (Germany):	0-800-182-0040
International:	1-201-493-6725

In addition, the Group will host a webcast of the call which will be accessible in the Investor Relations section of the Group's website at https://investor.spark.net/investor-relations/home.

A replay will begin approximately three hours after completion of the call and run until September 12, 2019.

Replay
Toll-Free (United States):	1-844-512-2921
International:	1-412-317-6671
Passcode:	13693171

Safe Harbor Statement:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, statements involving known and unknown risks, uncertainties, and other factors that may cause Spark Networks' performance or achievements to be materially different from those of any expected future results, performance, or achievements.

Any statements in this press release that are not statements of historical fact may be considered to be forward-looking statements. Written words, such as "believes," "hopes," "intends," "estimates," "expects," "projects," "plans," "anticipates," and variations thereof, or the use of future tense, identify forward-looking statements. By their nature, forward-looking statements and forecasts involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the near future. These forward-looking statements include statements regarding the expected cost synergies of the combined company, the launch of new products, and our positioning to deliver Adjusted EBITDA of over $50 million in 2020. There are a number of factors that could cause actual results and developments to differ materially, including, but not limited to, the risk that the benefits, including expected cost synergies, from the acquisition of Zoosk, Inc. may not be fully realized or may take longer to realize than expected; risks related to the degree of competition in the markets in which Spark Networks operates; risks related to our ability to stabilize our business; risks related to our ability to achieve over $50 million of Adjusted EBITDA in 2020; risks related to disruption of management's attention from Spark Networks' ongoing business operations due to the acquisition of Zoosk, Inc.; the ability of Spark Networks to retain and hire key personnel, operating results and business generally; Spark Networks' ability to continue to control costs and operating expenses; Spark Networks' ability to achieve intended cost savings; the ability to promptly and effectively integrate the businesses of Spark Networks SE and Zoosk, Inc.; Spark Networks' ability to generate cash from operations, lower-than-expected revenues, credit quality deterioration or a reduction in net earnings; Spark Networks' ability to raise outside capital and to repay debt as it comes due; Spark Networks' ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by Spark Networks' competitors; Spark Networks' ability to maintain strong relationships with branded channel partners; changes in Spark Networks' share price due to broader stock market movements and the performance of peer group companies; Spark Networks' ability to enforce intellectual property rights and protect their respective intellectual property; and general competition and price measures in the market place; general economic conditions. Additional factors that could cause actual results to differ are discussed under the heading "Risk Factors" in Spark Networks' Annual Report on Form 20-F for the year ended December 31, 2018 and in other sections of the Group's filings with the Securities and Exchange Commission ("SEC"), and in the Group's other current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement except as required by law.

About Spark Networks SE:

Spark Networks SE is America's second largest dating company, listed on the New York Stock Exchange American under the ticker symbol "LOV," with headquarters in Berlin, Germany, and offices in New York, Utah and San Francisco. The Company's widening portfolio of premium and freemium dating apps includes Zoosk, EliteSingles, Jdate, Christian Mingle, eDarling, JSwipe and SilverSingles, among others. Spark Networks SE in its current form is the result of the merger between Affinitas GmbH and Spark Networks, Inc. in 2017 and the addition of Zoosk, Inc. in 2019. Spark has over one million monthly paying subscribers globally.

For More Information

Investors:
Robert O'Hare
Chief Financial Officer
rohare@spark.net

1 Contribution is defined as revenue, net of refunds and credit card chargebacks, less direct marketing. Direct Marketing is defined as online and offline advertising spend, and is included within Cost of Revenue within the Group's Consolidated Statements of Operations and Comprehensive Loss.

2 Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure for Adjusted EBITDA is our net (loss)/profit for the relevant period. This measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. We believe this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that we do not consider representative of our ongoing operating performance, including: (i) non-cash items such as share-based compensation, asset impairments, net finance expenses and (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years including severance, transaction advisory fees, and merger integration costs, and (iii) discontinued operations. Adjusted EBITDA should not be construed as a substitute for net loss (as determined in accordance with IFRS) for the purpose of analyzing our operating performance or financial position, as Adjusted EBITDA is not defined by IFRS. A reconciliation of the Adjusted EBITDA for the six months ended June 30, 2019 and June 30, 2018, and the six months ended December 31, 2018 can be found in the table below.

Statements regarding our positioning to deliver Adjusted EBITDA for 2020 in excess of $50 million do not include certain charges and costs. The adjustments to EBITDA in future periods are generally expected to be similar to the kinds of charges and costs excluded from Adjusted EBITDA in prior periods, including (i) non-cash items such as share-based compensation, asset impairments, net finance expenses and (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years including severance, transaction advisory fees, and merger integration costs. The exclusion of these charges and costs in future periods will have a significant impact on our Adjusted EBITDA. We are not able to provide a reconciliation of our non-IFRS financial guidance to the corresponding IFRS measures without unreasonable effort because of the uncertainty and variability of the nature and amount of these future charges and costs.

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, share-based compensation, impairment of intangible assets and goodwill, and non-recurring costs.

3 Total registrations are defined as the total number of new members registering to the platforms with their email address. Those include members who enter into premium subscriptions and free memberships.

4 Paying subscribers are defined as individuals who have paid a monthly fee for access to premium services, which include, among others, unlimited communication with other registered users, access to user profile pictures and enhanced search functionality. Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and the end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in such period.

5 Monthly Average Revenue Per User, or Monthly ARPU, represents the total net subscriber revenue for the period divided by the number of average paying subscribers for the period, divided by the number of months in the period.

6 In accordance with segment reporting guidance, the Group's financial reporting includes detailed data on two separate operating segments. The North America segment consists of operations in the United States and Canada, and the International segment consists of all other operations except for the United States and Canada.

SPARK NETWORKS SE
CONSOLIDATED BALANCE SHEETS
(in € thousands)

	June 30, 2019 (unaudited)	December 31, 2018
ASSETS
Non-current assets	46,684	44,729
Intangible assets and goodwill	34,394	33,015
Internally generated software	5,856	2,221
Licenses and domains	185	209
Brands and trademarks	4,839	4,894
Purchased software	18	23
Intangible assets under development	1,703	3,691
Other intangible assets	863	1,173
Goodwill	20,930	20,804
Property, plant and equipment	2,804	2,015
Leasehold improvements	98	127
Other and office equipment	1,675	1,884
Property, plant and equipment under construction	—	4
Right-of-use assets	1,031	—
Other non-current financial assets	21	24
Other non-current non-financial assets	237	271
Deferred tax assets	9,228	9,404
Current assets	19,123	18,133
Current trade and other receivables	6,604	7,004
Trade receivables	2,924	3,042
Other current financial assets	1,449	914
Other assets	2,231	3,048
Current income tax assets	48	34
Cash and cash equivalents	12,471	11,095
TOTAL ASSETS	65,807	62,862
SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity	16,534	19,409
Subscribed capital	1,317	1,317
Capital reserves	49,741	49,365
Share-based payment reserve	5,772	4,149
Accumulated deficit	(41,030)	(36,156)
Accumulated other comprehensive income	734	734
Non-current liabilities	1,924	9,582
Non-current borrowings	—	8,375
Other non-current provisions	16	16
Other non-current financial liabilities	709	54
Deferred tax liabilities	1,195	1,132
Non-current contract liabilities	4	5
Current liabilities	47,349	33,871
Current borrowings	11,291	3,750
Other current provisions	518	305
Current trade and other payables	19,934	12,863
Trade payables	17,092	10,166
Other current financial liabilities	1,060	878
Other liabilities	1,782	1,819
Current income tax liabilities	77	349
Current contract liabilities	15,529	16,604
Total liabilities	49,273	43,453
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	65,807	62,862

SPARK NETWORKS SE
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(unaudited, in € thousands, except per share data)

	Six Months Ended
	6/30/2019	12/31/2018	6/30/2018

Revenue	49,224	51,537	53,014
Cost of revenue	(33,301)	(32,140)	(37,350)
Gross profit	15,923	19,397	15,664
Other income	—	216	24
Other operating expenses	(20,277)	(18,788)	(17,511)
Sales and marketing expenses	(2,726)	(2,481)	(2,457)
Customer service expenses	(2,293)	(2,278)	(2,348)
Technical operations and development expenses	(4,154)	(3,821)	(3,374)
General and administrative expenses	(11,104)	(10,208)	(9,332)
Operating (loss)/income	(4,354)	825	(1,823)
Interest income and similar income	423	264	214
Interest expense and similar charges	(542)	(658)	(778)
Net finance expenses	(119)	(394)	(564)
(Loss)/income before taxes	(4,473)	431	(2,387)
Income tax (expense) benefit	(401)	(2,387)	1,240
Net loss	(4,874)	(1,956)	(1,147)
Other comprehensive income	—	790	827
Total comprehensive loss	(4,874)	(1,166)	(320)
Earnings per share
Basic earnings/(loss) per share (€)	(3.75)	(1.51)	(0.89)
Diluted earnings/(loss) per share (€)	(3.75)	(1.51)	(0.89)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(4,874)	(1,956)	(1,147)
Net finance expenses	119	394	564
Income tax expense (benefit)	401	2,387	(1,240)
Depreciation and amortization	1,653	1,928	1,637
Share-based compensation expense	2,075	2,314	1,777
Non-recurring costs	4,459	129	841
Adjusted EBITDA(2)	3,833	8,520	2,432

Summary of non-recurring costs:
Contract liabilities write-offs	—	—	289
Transaction and advisory fees	4,413	—	264
Merger integration costs	—	87	14
Severance costs	46	42	274
Total adjustments	4,459	129	841